Mail Stop 3561
								March 15, 2006

Li Sze Tang, Chief Executive Officer
China Marketing Media Holdings, Inc.
Room 3505-6, 35th Floor
Edinburgh Tower, The Landmark
15 Queens`s Road Central
Hong Kong

	Re: China Marketing Media Holdings, Inc.
	        Form 10-SB
	        Filed: February 14, 2006
	        File No. 0-51806

 Dear Mr. Tang:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
Please note that your registration statement will become effective in
60 days from the date of filing, and that you will be required to file periodic and other reports from that date. Please consider withdrawing the registration statement before it becomes effective if you are unable to comply with our comments within that time.1.
For ease of reference, we suggest that you provide a table of contents at the beginning of your document.2.
Part I

Description of Business, page 2

History, page 2
3. Please describe your change of control more fully, disclosing the terms of the transaction and identifying the parties involved.
4. We note the description of China Marketing Media, Inc. at the section titled "The Company" in the registration statement on Form SB-2 (333-129974) filed by China Marketing Media, Inc. on November 29, 2005. Please present a similar chronological statement of the affiliations among China Marketing Media, China Marketing Media Holdings, Ltd., Media Challenge Holdings Ltd., Derby Resources, Shenzen Media Investment, and Topworth Assets. Give a chronological summary of their relationships, and explain clearly how the current registrant was formed. If helpful to a clearer understanding, we suggest use of an organization table.
5. Please disclose the business of each entity prior to the transaction by which the registrant was formed, and disclose the business reasons for the merger of Media Challenge and Topworth.

Business Overview, page 2

General
6. Please identify your publication for us more specifically. We have not been able to identify your publication by the title given in your text, namely, Sales & Marketing Magazine.
7. It is unnecessary to define parenthetically  terms that are clear
from context, e.g. ("we," "us," ..."), (PRC") etc. You do need, however to identify all terms used in your document, as, e.g., WTO. .
8. Please file as an exhibit to the registration statement the 10 year contract which Shenzen Media Investment Co., Ltd., entered into with the Publishing House in October 2003. Please see Item 601(a)(10) of Regulation S-B.
9. Please also file as an exhibit the November 20, 2004 contract whereby Shenzen Media Investment Co., Ltd. transferred the right to its contract with the Magazine to Media Challenge Holdings Ltd.
10. It is unclear whether, or to what extent, Media Challenge has been able to exercise any rights under the agreement with Shenzen in view of the prohibition against foreign investors having a controlling stake in media businesses. Please advise.
11. Please also clarify whether current Chinese law would permit Shenzen Media to cancel or to take back its sale of publishing rights to your company.
12. Please explain in detail the circumstances and the timing for the
removal or modification of any such prohibitions as those referred to
in the next to last paragraph of this section, which speaks of  "
....China`s current WTO commitment".
13.  Please advise whether you have an internet address.

The Products, page 3
14. Disclose when the magazine began publishing, and provide a recent chronology of its publication history.
15. Describe briefly the physical format and appearance of the magazine, and the type and content of the advertising component. Please confirm, if true, that it is published only in Chinese, or provide details of alternative formats.
16. Please enumerate the functions of your various employees, or classes of employees. Describe how the magazine`s content is determined, editorially.
17. Please explain more fully how you generate the articles or other information which comprise the editorial content of your magazine, and the sources on which you rely in this effort.

Production Facilities and Equipment, page 4
18. Please explain briefly how and where the magazine is physically printed, assembled and produced. Include here or at another appropriate place any description required by Item 102 of Regulation
S-B. If these functions are contracted for outside the company, please provide all relevant information. If company employees are utilized, discuss whether the equipment is owned or leased. We have noted your statement at Liquidity and Capital Resources that your business does not require substantial amounts of plant and equipment;
however, your risk factor related to the costs of paper suggests that the printing of your magazine is a significant enterprise.


Distribution Channels, page 4
19. Please file as an exhibit any distribution contract or memorandum of understanding with SunWah Bookstore. See Exhibit 601(a)(10) of Regulation S-B.
20. Please explain what you mean by the term "bundle pricing" approach, and how you define "...newly developed issues".
21. We assume prices for your magazine vary by type of sale, such as subscriptions and single copies, whether at bookstores or elsewhere.
Please confirm, and present a full statement of your prices for the magazine, and a breakdown of the various categories of your sales, such as annual (or other term) subscriptions, newsstands or bookstore sales, etc. We have noted the price information at the table "Competition".
22. Please clarify your statement that 80% of your sales are made through distribution agencies throughout the Peoples Republic of China. Explain the details of this distribution system and disclose the principal agencies with whom you have agreements. Identify each such agency, disclose the principal terms of any such agreements, and file the agreements as exhibits. See Item 601(a)(10) of Regulation
S-B.
23. Please confirm that your circulation as of December 2,005 is 4,060,000. Tell us how you calculated that figure.
24. Please explain how you have been able to acquire information on the circulation figures and advertising revenues of your various competitors, whether foreign or local, and on what authority you are providing this information.

  Intellectual Property, page 5
25. Your statement that your business is dependent in part on your ability to establish and maintain copyright and trademark assets is unclear given your statement that you have not applied for, and do not hold, any such copyright or trademark registrations. Please explain further.

Government Regulation, page 6

Censorship of advertising content by the PRC Government, page 6
26. Please explain briefly the procedures and provisions of the Advertising Law which apply to your publication, including whether these provisions require prior submission and approval of magazine content, either editorial or advertising; the nature and extent of any such review; and the identity of the reviewing authorities and the extent of their authority, including whether this may permit censorship of individual articles or issues or stop-publication orders.
27. Disclose whether the application of the Advertising Law has ever resulted in any of the penalties listed in the 1st paragraph.
 28. Please include the additional information required by Item 202(a)(1) and (3) of Item 202 of Regulation S-B.

Management`s Discussion and Analysis, page 6

General
29. Please revise to include in your discussion an analysis of the amount of revenue earned from magazine sales and advertising sales.
Please also include a discussion of trends in revenues and operating performance; significant economic or industry wide factors relevant to your business; any material events and uncertainties known to management that would cause reported financial information to be not necessarily indicative of future operating results; and other significant matters on which you focus in evaluating financial condition and operating results. The discussion should address key variable and other qualitative and quantitative factors which are necessary to understanding and evaluating your results. Please also provide insight as to the material opportunities, challenges and risks for both the short and long term, as well as actions being taken to address those opportunities, challenges and risks. Refer to
Item 303(b) of Regulation S-B and SEC Release 33-8350 which is available on our website at www.sec.gov.
30. Additionally, since you have included interim financial statements in the registration statement, you must provide a comparable discussion that will enable the reader to assess material changes in financial condition and results of operations since the period ended December 31, 2004 and for the comparable interim period in the preceding year. Refer to Item 303(b)(2) of Regulation S-B.

Liquidity and Capital Resources, page 8
31. Please revise to remove the statement that the "company is expected to generate continuous profits...".


Risk Factors, page 9

Government Regulation of Currency Conversion, page 9
32. Please present the risk of inability to pay dividends or of paying dividends only at reduced rates in a separate sub-section, appropriately captioned. This paragraph should relate only to the fluctuation of the currency as it may result in the factors cited in the current sub-heading.

Directors and Executive Officers, Promoters and Control Persons,
page
12
33. Please clarify whether your company has been Mr. Tang`s principal business association since December 2005.

Description of Securities, page 13
34. Please include the additional information required by Item
202(a)(1) and (3) of Item 202 of Regulation S-B.

Market Price of and Dividends on the Registrant`s Common Equity,
page
14
35. Please include all the information required by Item
201(a)(1)(ii), (b) and (c) of Regulation S-B.
36. As prescribed by Form SB-2, your financial statements should appear in the document before your exhibits and signature page.
Part II

Dividends, page 14
37. We note your statement that you have not declared or paid any dividends and that you do not intend to do so in the future. Please revise your disclosures in light of the fact that you declared a dividend in the amount of $327,141 to shareholders during the second quarter of 2005.

Changes in and Disagreements with Accountants, page 14
38. Please revise your disclosure to include all of the items required by Item 304 of Regulation S-B.

Financial Statements, page 17
39. As prescribed by Form SB-2, your financial statements should appear in the document before your exhibits and signature page. Consolidated Financial Statements, page 17
40. Please have your independent accountants reissue their audit report on your consolidated financial statements as of and for the period ended December 31, 2004 under the firm`s new name.

Consolidated Statement of Cash Flows, page 22
41. Please revise to reclassify your loan made to a director from the operating section to the investing section of your consolidated statement of cash flows. Refer to paragraph 17(a) of SFAS No. 95, Statement of Cash Flows.

Notes to Consolidated Financial Statements, page 24

1. Nature of Operations, page 24
42. We note your statement that "MCHL has had no operations other than the formation of Shenzhen New Media Consulting Co., Ltd. on November 15, 2004." Please revise to clarify this statement, considering your previous statement in Management`s Discussion and Analysis or Plan of Operation that in 2004 you generated revenue from selling magazines and advertising spaces. In this regard, you should update all disclosures in your audited financial statements for any changes in your operations in the subsequent interim period which may render your previous disclosures inaccurate or incomplete.
43. We note your statement that "The Company engages in the provision of media consultation and planning services throughout the PRC." Please revise to specify that you engage in selling magazines and advertising space as disclosed in your "Business Overview" section.

3. Summary of Significant Accounting Policies, page 24
44. Please revise to include a description of the types of expenses included in cost of sales. Additionally, if cost of sales excludes charges for depreciation, depletion and amortization of property, plant and equipment, the description of the line item in your statements of operations should be labeled "cost of goods sold
(exclusive of depreciation shown separately below)."

Revenue Recognition, page 25
45. Please revise to disclose the revenue recognition policies specifically associated with magazine sales and advertising services.
In this regard, we note your disclosure under "Distribution Channels" within your "Description of Business" section that readers pay for the annual subscription fee at the beginning of the year. We would expect that these subscription fees would be recognized in a systematic manner over the subscription period resulting in an unearned portion at each balance sheet date. Please clarify and disclose how subscription fees are earned, and explain to us why you have not recorded a liability for the unearned portion of your subscription fees in your financial statements. Refer to SAB Topic
13:B.

4.  Related Party Transactions, page 28
46. Please revise your disclosure to clarify how your purchase of a license to operate a sales and marketing magazine from Shenzhen Media
Investment Company resulted in the recognition of a receivable totaling $518,536 from related companies at December 31, 2004.
47. We note your disclosure that MIC is a corporation with owners and directors in common with you. Please revise and disclose separately the amount of related-party transactions recorded in your statements of operations for all periods presented. Amounts due from or to related parties as of the date of each balance sheet should be disclosed. Refer to paragraph 2 of SFAS 57.

Unaudited Consolidated Financial Statements, 31

General
48. Please make conforming changes to your unaudited interim consolidated financial statements for the revisions made to your audited financial statements, as applicable.
49. Please revise to label all 2004 columns in your unaudited consolidated financial statements as "period from August 12, 2004 (inception) to September 30, 2004."

Consolidated Statements of Cash Flows (Unaudited), page 36
50. Please revise to reclassify the increase in long-term debt accrued interest from cash flows from financing activities to net cash provided by operations as a non-cash adjustment to net income.
Please also reconcile the amount presented as long-term debt accrued interest to the amount presented as interest expense on your consolidated statements of operations.
51. Please revise to reclassify the amount presented due from director in net cash provided by financing activities to net cash used in investing activities. Refer to paragraph 16(a) of SFAS No.
95.

Exhibits
52. We note that the by-laws filed as exhibits are identified as "initial" by-laws. Please file all amendments or other materials required to present your by-laws in current form, and as presently in effect. See Item 601(a) of Regulation S-B.
53. Please file as an additional exhibit the list of subsidiaries required by Item 601(a)(21) of Regulation S-B. We note the reference at page 8 to one subsidiary.

Signatures
54. Please date your signature page, as required by Form SB-2.

				* * * * * * * * * *
 	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filling or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements or related matters. Please contact Albert Yarashus at (202) 551-3239 or me at
(202) 551-3720 or me with any other questions.


								Sincerely,



								H. Christopher Owings
								Assistant Director

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Li Sze Tang, Chief Executive Officer
China Marketing Media Holdings, Inc.
March 15, 2006
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